Filed by Mellon Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Companies: Mellon Financial Corporation (Commission File No. 1-7410)

The Bank of New York Company, Inc. (Commission File No. 1-06152)

The information presented below may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange.

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. In connection with the proposed transaction, The Bank of New York Mellon Corporation (“Newco”) has filed with the SEC a registration statement on Form S-4 containing a definitive joint proxy statement/prospectus that has been mailed to the shareholders of The Bank of New York Company, Inc. and Mellon Financial Corporation. Before making any voting or investment decision, shareholders are urged to read the definitive joint proxy statement/prospectus, as well as the other documents referred to in the joint proxy statement/prospectus and any amendments or supplements to those documents carefully in their entirety because they contain important information about the proposed transaction. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

The respective directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2007 annual meeting of shareholders, as filed with the SEC on March 19, 2007. Information about the directors and executive officers of The Bank of New York, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s annual meeting of shareholders, as filed with the SEC on March 14, 2007. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus filed with the SEC.

The following e-mail was sent on April 19, 2007 to all employees of Mellon Financial Corporation.

To All Employees: Proxy Statement for BNY Merger

All employees have electronic access to, or will be sent hard copies of, the joint proxy statement/prospectus for the special meeting of shareholders to be held on May 24, 2007, to vote on the proposed merger with The Bank of New York and related matters. These materials are available on Mellon’s Web site at http://www.mellon.com/jointproxy.

Employees who owned stock on April 12, the record date for the special meeting, are entitled to vote on the proposals presented in the joint proxy statement. Those with e-mail will be sent proxy voting materials electronically for shares held in the 401(k) or Employee Stock Purchase Plan, and those without e-mail will receive hard copy voting forms.

It is important for all shareholders to vote their shares. Votes for shares held in the 401(k) and Employee Stock Purchase Plan must be received by 5 p.m. Eastern Daylight Time on May 18.